TASEKO MINES LIMITED
Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone: (604)684-6365 Fax: (604)684-8092

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Take notice that the annual general meeting (the “Meeting”) of Shareholders of Taseko Mines Limited (the “Company”) will be held at 1500 - 1055 West Georgia Street, Vancouver, British Columbia on March 28, 2008 at 1:30 p.m., local time, for the following purposes:

1.	To receive the financial statements of the Company for its fiscal year ended September 30, 2007, report of the auditor and related management discussion and analysis.

2.	To elect directors of the Company for the ensuing year.

3.	To appoint an auditor of the Company for the ensuing year.

An Information Circular accompanies this Notice. The Information Circular contains further particulars of matters to be considered at the Meeting. This meeting will also consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or another suitable form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

Unregistered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder.

DATED at Vancouver, British Columbia, February 25, 2008.

BY ORDER OF THE BOARD

“Russell E. Hallbauer”

Russell E. Hallbauer
President and Chief Executive Officer